[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
212-474-1644
Symetra Financial Corporation
Registration Statement on Form S-1
File No. 333-162344
December 28, 2009
Dear Mr. Riedler:
     Symetra Financial Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-162344) (the “Registration Statement”). This letter, together with Amendment No. 3, sets forth the Company’s responses to the comments contained in your letter dated November 25, 2009 (the “Comment Letter”) relating to the Registration Statement.
     Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.
     Four clean copies of Amendment No. 3, and four copies that are marked to show changes from Amendment No. 2 to the Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Use of non-GAAP Financial Measures, page 53

1.	Please refer to your response to our prior comment number 28. You state “financial impact of the recurring items can fluctuate from period to period”. It does not appear that you reasonably believe that it is probable that the financial impact of these items will disappear or become immaterial within a near-term finite period. Please revise the filing to remove all references to these non-GAAP measures. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e that we issued on June 13, 2003.
     The Company has revised its disclosure on pages 53 through 58 of Amendment No. 3 in response to this Comment No. 1. The revised disclosure also reflects the additional discussions and correspondence related to this Comment No. 1 that have occurred since receipt of the Comment Letter.
Investments, page 77
Fixed Maturity Securities Credit Quality, page 82
2.	Please provide additional disclosure clarifying why you believe no impairment is required for those securities with a NAIC 5 designation.
     The Company has expanded its disclosure on page 86 of Amendment No. 3 to clarify why it believes no further impairment is required for those securities with a NAIC 5 designation.
Business, page 102
Reinsurance, page 123
3.	We have reviewed your Group Short Term Disability Reinsurance Agreement and Group Long Term Disability Reinsurance Agreement with Reliance Standard Life Insurance Company filed as Exhibits 10.3 and 10.4, respectively. In your disclosure on pages 123 and 124, however, it appears that you state that UNUM Life Insurance Company of America reinsures the majority of this business. Please revise or advise us accordingly.
     Reliance Standard Life Insurance Company is the administrator of the reinsurance pool and the counterparty to the Company’s Group Long Term Disability and Short Term Disability Reinsurance Agreements as Managing Agent for each participating reinsurer in the pool and as a participating reinsurer in its own right. While Reliance has been the sole pool participant for new policies in policy years 2006 and later, UNUM maintained the highest level of participation for policy years prior to 2006. On an aggregate basis, UNUM currently reinsures the substantial majority of existing Group Long-Term-Disability and Short-Term-Disability claims liability. The Company has revised its disclosure on page 127 of Amendment No. 3 to clarify the reinsurance arrangements for its group short term disability and group long term disability business.

Compensation Discussion and Analysis, page 138
Elements of Compensation, page 139
Annual incentive compensation, page 139
4.	We have reviewed your response to prior comment 40. Please expand your disclosure on page 140 to disclose the 2008 plan level expenses and your actual expenses for 2008.
     The Company has expanded its disclosure on page 143 of Amendment No. 3 to disclose the 2008 plan level expenses and its actual expenses for 2008.
5.	We have reviewed your response to prior comment 41. Please expand your disclosure on pages 140 and 142 to clarify what was included in the “review of the Company’s operating results in relation to competitors.” For example, please disclose your specific operating results included in the review, name your competitors that were reviewed and disclose your competitors’ results that were compared. Please also clarify how your board of directors used this information in arriving at the determination of the discretionary award level and discretionary payout level.
     The Company has expanded its disclosure on page 143 of Amendment No. 3 to clarify what was included in the “review of the Company’s operating results in relation to competitors” and how its board of directors used this information in arriving at the determination of the discretionary award level and discretionary payout level.
Sales incentive compensation, page 141
6.	We have reviewed your response to prior comment 43. Please expand your disclosure to disclose the 2008 minimum threshold regarding your pre-tax GAAP profit and your actual achievement of 2008 pre-tax GAAP profit.
     The Company has expanded its disclosure on page 144 of Amendment No. 3 to disclose the 2008 minimum threshold regarding its pre-tax GAAP profit and its actual achievement of 2008 pre-tax GAAP profit.
Certain Relationships and Related Transactions, page 152
7.	We have reviewed your response to prior comment 48. Please file copies of the following agreements as exhibits to this registration statement. Alternatively, please revise your disclosure to confirm that the following agreements were on substantially the same terms as those provided to other third parties.
•	Accident and health reinsurance agreement with White Mountains Re America;
•	Coinsurance reinsurance agreement with Wilton Reinsurance Company; and

•	Coinsurance reinsurance agreements with General Re Life Corporation.
     The Company has revised its disclosure on pages 157 through 158 of Amendment No. 3 to disclose that the above agreements were on substantially the same terms as those provided to other third parties.
Principal and Selling Stockholders, page 157
8.	We are re-issuing prior comment 50. Please revise the respective footnotes to identify the natural persons who are the beneficial owners of the shares held by each of your beneficial owners of five percent or more of your common stock. Please also identify any director of the registrant that such beneficial owner is affiliated and the affiliation.
     The Company has revised its footnote disclosure on pages 162 through 163 of Amendment No. 3 to identify the natural persons who are the beneficial owners of the shares held by each of its beneficial owners of five percent of more of its common stock and, where applicable, to identify any director of the Company with which such beneficial owner is affiliated and the affiliation.

     Please contact the undersigned at (212) 474-1644, or, in my absence, D. Scott Bennett at (212) 474-1132, with any questions or comments you may have regarding the Registration Statement.
Very truly yours,
/s/ William J. Whelan, III
William J. Whelan, III
Mr. Jeffrey Riedler
     Assistant Director
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E.
                         Washington, D.C. 20549
BY FED EX
Copy with enclosures to:
Ms. Jennifer Riegel
     Staff Attorney
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E., Mail Stop 4720
                         Washington, D.C. 20549
BY FED EX
George C. Pagos
     Symetra Financial Corporation
          777 108th Avenue NE, Suite 1200
               Bellevue, WA 98004
BY FED EX